APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Sporty Dog
Income Statement - unaudited
For the periods ended 12/31/2019

	Current Period
	1/1/2019 - 12/31/2019
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	**-**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	**-**
GROSS PROFIT (LOSS)	**-**
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Depreciation	-
Dues and Subscriptions	-
Insurance	-
Meals and Entertainment	-
Miscellaneous Expense	-
Office Supplies	-
Payroll Processing	-
Professional Services - Legal, Accounting	-
Occupancy	-
Rental Payments	-
Salaries	-
Payroll Taxes and Benefits	-
Travel	-
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	**-**

OPERATING PROFIT (LOSS) -

INTEREST (INCOME), EXPENSE & TAXES

Interest (Income) -

Interest Expense -

Income Tax Expense -

TOTAL INTEREST (INCOME), EXPENSE & TAXES -

NET INCOME (LOSS) $ -

The Sporty Dog
Balance Sheet - unaudited
For the period ended 12/31/2019

	Prior Period	Current Period
	31-Dec-19	31-Dec-20
ASSETS		
Current Assets:		
Cash	$ 2,000.00	$ 2,000.00
Petty Cash		
Accounts Receivables	-	-
Inventory		
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	2,000.00	2,000.00
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	250	250
Computer Equipment	250.00	250.00
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	500.00	500.00
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits		
Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	$ 2,500.00	$ 2,500.00
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ -
Business Credit Cards		
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Other Liabilities	-	-

Current Portion of Long-Term Debt		-	-
Total Current Liabilities		-	-
Long-Term Liabilities:			
Notes Payable		-	-
Mortgage Payable		-	-
Less: Current portion of Long-term debt		-	-
Total Long-Term Liabilities		-	-
EQUITY			
Loan equity			
Capital Stock/Partner's Equity		2,500.00	2,500.00
Opening Retained Earnings		-	-
Dividends Paid/Owner's Draw		-	-
Net Income (Loss)		-	-
Total Equity		2,500.00	2,500.00
TOTAL LIABILITIES & EQUITY	$	**2,500.00**	$ **2,500.00**
Balance Sheet Check		-	-

I, Lashauna Jones, certify that:

1. The financial statements of Sporty Dog Creations included in this Form are true and complete in all material respects; and
2. The tax return information of Sporty Dog Creations included in this Form reflects accurately the information reported on the tax return for Sporty Dog Creations for the fiscal year ended 2019 (most recently available as of the Date of this Form C).

Signature   *Lashauna Jones*

Name: Lashauna Jones

Title: Owner